# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Traws Pharma, Inc., CIK 0001130598
CUSIP: 68232V884
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 12 Penns Trail, Newtown, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0000947871-24-000770
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital GP VIII LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 760,824; sole dispositive power 0; shared dispositive power 760,824; aggregate amount beneficially owned 760,824 (19.9% of the class)
- OrbiMed Capital GP VIII LLC (CIK 0001845804): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 760,824; sole dispositive power 0; shared dispositive power 760,824; aggregate amount beneficially owned 760,824 (19.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Traws Pharma, Inc.
Address of issuer's principal executive offices: 12 Penns Trail, Newtown, Pennsylvania (PA), 18940
Comment: This Amendment No. 2 ("Amendment No. 2") to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC ("OrbiMed Advisors") and OrbiMed Capital GP VIII LLC ("OrbiMed GP") (collectively, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on September 23, 2024, as amended by Amendment No. 1 filed with the SEC on November 6, 2024. This Amendment No. 2 is being filed to report certain changes in the Reporting Persons' beneficial ownership of the outstanding Shares of the Issuer as described in Item 3 and Item 5 below.

## Item 2. Identity and Background
Name of person filing:
OrbiMed Advisors is a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
OrbiMed GP is a limited liability company organized under the laws of Delaware.
Carl L. Gordon is a United States citizen.
Sven H. Borho is a German and Swedish citizen.
W. Carter Neild is a United States citizen.
Geoffrey C. Hsu is a United States citizen.
C. Scotland Stevens is a United States citizen.
David P. Bonita is a United States citizen.
Peter A. Thompson is a United States citizen.
Matthew S. Rizzo is a United States citizen.
Trey Block is a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
OrbiMed Advisors is the managing member or general partner of certain entities as more particularly described in Item 6 below.
OrbiMed GP is the general partner of a limited partnership as more particularly described in Item 6 below.
Carl L. Gordon is a member of OrbiMed Advisors.
Sven H. Borho is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 31, 2024, the Issuer closed an offering (the "Offering") of (i) Class A Units ("Class A Units"), each Class A Unit consisting of one Share or one Pre-Funded Warrant to purchase one Share (a "Pre-Funded Warrant") and one Series A Warrant to purchase one Share (a "Series A Warrant"), and (ii) Class B Units ("Class B Units"), each Class B Unit consisting of one Pre-Funded Warrant. The aggregate purchase price per Share and Series A Warrant was $5.103 and the aggregate purchase price per Pre-Funded Warrant and Series A Warrant was $5.093.

The Pre-Funded Warrants have an exercise price of $0.01 and will become exercisable upon stockholder approval of the exercise of the Pre-Funded Warrants, in accordance with Nasdaq listing rules. The Pre-Funded Warrants do not expire.

The Series A Warrants have an exercise price of $13.42 and will become exercisable on June 30, 2025; provided however, that the Series A Warrants may not be exercised prior to the Issuer's receipt of stockholder approval of the exercise of the Series A Warrants, in accordance with Nasdaq listing rules. The Series A Warrants expire on the date that is the earlier of (i) December 31, 2029, and (ii) subject to the fulfilment of certain equity conditions, thirty trading days after the last of the following data readouts to occur, as announced by the Issuer: (a) Ferret animal model Bird Flu data, (b) non-human primate Bird Flu data, or (c) Phase 2a Influenza A human clinical data.

In connection with the Offering, OrbiMed Private Investments VIII, LP ("OPI VIII"), a limited partnership organized under the laws of Delaware, purchased 96,348 Class A Units for an aggregate purchase price of $490,700. The source of funds for such purchases was the working capital of OPI VIII.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 3,650,731 outstanding Shares of the Issuer, as set forth in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2024, and includes an additional 155,293 Shares subject to presently convertible shares of the Issuer's Series C Non-Voting Convertible Preferred Stock ("Series C Preferred Stock").

As of the date of this filing, OPI VIII, a limited partnership organized under the laws of Delaware, holds 605,531 Shares constituting approximately 16.6% of the issued and outstanding Shares and beneficially owns an additional 155,293 Shares (on an as-converted basis) subject to presently convertible shares of Series C Preferred Stock, which, together with the Shares held by OPI VIII, constitutes 19.9% of the issued and outstanding Shares. OPI VIII holds 1,682.3473 shares of Series C Preferred Stock, inclusive of the 155,293 Shares (on an as-converted basis) subject to presently convertible shares of Series C Preferred Stock that are deemed to be beneficially owned for purposes of this Amendment No. 2. Each share of Series C Preferred Stock is convertible into 400 Shares, subject to an issuance limitation that prohibits the holder from converting such shares of Series C Preferred Stock to the extent that after giving effect to the issuance of Shares after such conversion, the holder (together with the holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) would beneficially own in excess of 19.9% of the Shares outstanding. Additionally, OPI VIII holds 96,348 Pre-Funded Warrants and 96,348 Series A Warrants.

OrbiMed GP is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VIII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares, Pre-Funded Warrants, Series A Warrants, and Series C Preferred Stock held by OPI VIII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares, Pre-Funded Warrants, Series A Warrants, and Series C Preferred Stock held by OPI VIII.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII. Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VIII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VIII. The number of outstanding Shares attributable to OPI VIII is 760,824 Shares, which includes 155,293 Shares (on an as-converted basis) subject to presently convertible shares of Series C Preferred Stock. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VIII, may be considered to hold indirectly 760,824 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI VIII. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI VIII. The number of outstanding Shares attributable to OPI VIII is 760,824 Shares, which includes 155,293 Shares (on an as-converted basis) subject to presently convertible shares of Series C Preferred Stock. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed GP, may also be considered to hold indirectly 760,824 Shares.

Support Agreement

In connection with the Offering, OPI VIII and certain other stockholders of the Issuer entered into support agreements with the Issuer (the "Support Agreement") whereby the stockholders agreed to vote their Shares outstanding as of the date of the Offering in favor of (i) the issuance of more than 19.99% of the Issuer's outstanding Shares upon exercise of the Series A Warrants and Pre-Funded Warrants and (ii) the issuance of Shares to certain insiders of the Issuer upon exercise of the Series A Warrants and Pre-Funded Warrants, each in accordance with the listing rules of Nasdaq.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full texts of the Support Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
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1. Joint Filing Agreement among OrbiMed Advisors LLC
and OrbiMed Capital GP VIII LLC.
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2. Form of Stockholder Support Agreement (incorporated
by reference to Exhibit 10.2 to the Issuer's Current
Report on Form 8-K, filed with the SEC on December
31, 2024).
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## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (01/29/2025)
- OrbiMed Capital GP VIII LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (01/29/2025)